Exhibit 3.1

AMENDMENT

TO

BYLAWS, AS AMENDED, OF PARKWAY PROPERTIES, INC.

On April 28, 2016, the Board of Directors of Parkway Properties, Inc. (the “Corporation”), at a duly convened meeting of the Board of Directors at which a quorum was present, by the affirmative vote of a majority of the directors present at such meeting and in accordance with the Bylaws of the Corporation (as amended through August 5, 2010, the “Bylaws”) and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article XV after existing Article XIV:

ARTICLE XV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right or on behalf of the Corporation, (b) any action asserting a claim for or based on a breach of any duty owed by any current or former director, officer, other employee or agent of the Corporation to the Corporation or to the stockholders of the Corporation, including a claim alleging the aiding and abetting of such a breach of duty, (c) any action asserting a claim against the Corporation or any current or former director, officer, other employee or agent of the Corporation arising pursuant to any provision of Maryland General Corporation Law (including, without limitation, Section 2-401 and 2-405.1 thereof), the Articles or these Bylaws (as any may be amended from time to time), or (d) any action asserting a claim related to or involving the Corporation or any current or former director, officer, other employee or agent of the Corporation that is governed by the internal affairs doctrine.